Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2015

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2014. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

May 13, 2015

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

		March 31,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash	5	$107,289,113	$3,779,907
Short-term investments	5	3,688,977	77,261,842
Amounts receivable	5	3,327,436	1,597,060
Prepaid expenses and supplies		3,414,369	2,245,319
		117,719,895	84,884,128

Financing costs	6	6,260,278	2,570,914
Property and equipment	7 & 10	285,448,094	213,539,470

Total assets		$409,428,267	$300,994,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5 & 10	$55,184,710	$38,087,790

Decommissioning and restoration liability		8,043,407	7,996,825

Shareholders' equity:
Share capital	8	469,470,984	377,614,185
Share-based payments reserve	8	2,511,635	2,507,424
Deficit		(125,782,469)	(125,211,712)

Total shareholders' equity		346,200,150	254,909,897

Total liabilities and shareholders' equity		$409,428,267	$300,994,512

Contingencies and commitments	7 & 9
Subsequent event	8(iii) & 12

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2015	March 31, 2014
Expenses:
Consulting fees	8 & 10	$(197,468)	$(514,416)
Depreciation		(1,944)	(964)
Exploration and evaluation expenses		(4,789)	(247,873)
Office and administration		(104,615)	(70,622)
Professional fees		(143,908)	(116,155)
Promotion and investor relations		(1,956)	(58,245)
Director fees		(89,839)	(87,215)
Transfer agent and regulatory fees		(117,400)	(81,842)
Travel		(22,124)	(54,460)

Loss for the period from operations		$(684,043)	$(1,231,792)
Accretion expense on decommissioning and restoration liability		(46,582)	(53,553)
Other income:
Interest income		133,936	59,489
Foreign exchange gain		25,932	-

Net loss for the period		$(570,757)	$(1,225,856)

Other Comprehensive Loss
Items that are and may be reclassified subsequently to profit and loss:
Change in fair value of available-for-sale marketable securities		-	2,165
Comprehensive loss for the period		$(570,757)	$(1,223,691)

Basic and diluted loss per share	8(iv)	$(0.00)	$(0.01)

Weighted average number of shares outstanding		135,468,570	100,685,957

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Notes	Number of shares	Share Capital	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2013		100,501,351	$209,820,460	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191
Net loss for the period		-	-	-	(1,225,856)	-	(1,225,856)
Issuance of common shares – Private Placements		5,538,171	27,034,955	-	-	-	27,034,955
Share-based payment expense		-	-	291,160	-	-	291,160
Other Comprehensive Loss:
Available-for-sale financial assets - Current period unrealized losses		-	-	-	-	2,165	2,165
Balance, March 31, 2014		106,039,522	$236,855,415	$2,482,566	$(122,043,489)	$1,123	$117,295,615

Balance, December 31, 2014		135,204,550	$377,614,185	$2,507,424	$(125,211,712)	$-	$254,909,897
Net loss for the period		-	-	-	(570,757)	-	(570,757)
Issuance of common shares – Rights Offering	8 (ii)	23,761,783	91,856,799	-	-	-	91,856,799
Share-based payment expense		-	-	4,211	-	-	4,211
Balance, March 31, 2015		158,966,333	$469,470,984	$2,511,635	$(125,782,469)	$-	$346,200,150

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2015	March 31, 2014
Cash provided by (used in):
Operating activities:
Net loss for the period		$(570,757)	$(1,225,856)

Adjustments:
Accretion expense on decommissioning and restoration liability		46,582	53,553
Depreciation		1,944	964
Share-based payment expense		4,211	291,160
Interest income		(133,936)	(59,489)
Changes in non-cash operating working capital:
Amounts receivable		71,011	(242,367)
Prepaid expenses and supplies		(85,156)	154,360
Accounts payable and accrued liabilities		(29,334)	(7,430,119)
		(695,435)	(8,457,794)
Investing activities:
Interest income		133,936	59,489
Amounts receivable		(1,801,387)	-
Payments for property and equipment		(59,777,657)	(8,515,689)
Redemption of short-term investments		73,572,865	12,640,866
		12,127,757	4,184,666
Financing activities:
Financing costs		(2,629,915)	-
Subscription receivable		-	(6,000,002)
Proceeds from share issuance, net of costs	8(ii)	94,706,799	27,034,955
		92,076,884	21,034,953

Increase in cash		103,509,206	16,761,825
Cash, beginning of period		3,779,907	11,344,472
Cash, end of period		$107,289,113	$28,106,297

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

The Company is in the process of developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 8). The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent on development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s assets. Failure to meet the obligations for the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee on behalf of the Board of Directors on May 13, 2015.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 – Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

3.	Significant accounting policies

(i)	Basis of consolidation

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the Gahcho Kué Project is held through 2435386 Ontario Inc.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The Company has determined that its interest in the Gahcho Kué Project through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of the Company and De Beers Canada (the “Participants”) for strategic, financial and operating policies of the Gahcho Kué Project. The Gahcho Kué Project management committee has two representatives of each of the Company and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Project.

(ii)	Significant accounting policies

The significant accounting policies have not changed from the significant accounting policies presented in the audited consolidated financial statements for the year ended December 31, 2014.

(iii)	Standards, amendments and interpretations to existing standards

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements along with timing of our adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (IAS 16) and IAS 38 Intangible assets (IAS 38). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Management intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 have not yet been determined.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at March 31, 2015, no indicator of an impairment in the carrying value of its mineral properties had occurred.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

5.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at March 31, 2015 and December 31, 2014 measured at fair value are summarized in the following table:

	March 31, 2015
	Level 1	Level 2	Level 3
Cash	$107,289,113	$-	$-
Short-term investments	-	3,688,977	-

	December 31, 2014
	Level 1	Level 2	Level 3
Cash	$3,779,907	$-	$-
Short-term investments	-	77,261,842	-

Short-term investments at March 31, 2015 and December 31, 2014 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, where the future value of the GIC is discounted to the reporting period using the market interest rate.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	March 31,	December 31,
	2015	2014
Financial assets
Fair Value Through Profit or Loss
Cash	$107,289,113	$3,779,907
Short-term investments	3,688,977	77,261,842

Loans and Receivables
Amounts receivable	3,327,436	1,597,060

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(55,184,710)	(38,087,790)

6.	FINANCING COSTS

As at March 31, 2015, the Company incurred financing costs of $6,260,278 (December 31, 2014 - $2,570,914), consisting primarily of legal and advisory fees and other financing expenses in relation to the term loan facility (Note 12).

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at March 31, 2015 and December 31, 2014 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2014	$38,877	$728,263	$177,030	$993,163	$1,773,510	$45,596,529	$12,281,302	$61,588,674
Decommissioning and restoration adjustment	-	-	-	-	-	2,557,952	-	2,557,952
Additions	-	1,474,510	260,768	3,507,483	8,450,313	10,000,000	128,322,309	$152,015,383
At December 31, 2014	38,877	2,202,773	437,798	4,500,646	10,223,823	58,154,481	140,603,611	216,162,009
Additions	-	-	-	-	183,680	-	72,202,500	72,386,180
At March 31, 2015	$38,877	$2,202,773	$437,798	$4,500,646	$10,407,503	$58,154,481	$212,806,111	$288,548,189

Accumulated depreciation
At January 1, 2014	$(14,119)	$(87,719)	$(19,511)	$(145,553)	$(37,287)	$-	$-	$(304,189)
Depreciation	(6,795)	(519,970)	(194,672)	(713,352)	(883,561)	-	-	(2,318,350)
At December 31, 2014	(20,914)	(607,689)	(214,183)	(858,905)	(920,848)	-	-	(2,622,539)
Depreciation	(1,944)	(97,538)	(9,024)	(134,308)	(234,742)	-	-	(477,556)
At March 31, 2015	$(22,858)	$(705,227)	$(223,207)	$(993,213)	$(1,155,590)	$-	$-	$(3,100,095)

Carrying amounts
At December 31, 2014	$17,963	$1,595,084	$223,615	$3,641,741	$9,302,975	$58,154,481	$140,603,611	$213,539,470
At March 31, 2015	$16,019	$1,497,546	$214,591	$3,507,433	$9,251,913	$58,154,481	$212,806,111	$285,448,094

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The Company’s mineral asset, the Gahcho Kué Project is in the development stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué diamond mine was obtained. Based on successful permitting and demonstrated technical feasibility and commercial viability of the Gahcho Kué Project, the Company is now capitalizing all development expenditures incurred related to the Gahcho Kué Project.

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 Related Parties.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At March 31, 2015 the following amounts are still owing:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production, which is targeted to take place by January 2017. At March 31, 2015, accumulated interest of approximately $17.1 million is owing. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they will be capitalized to Mineral Properties.

The Company’s proportional interest (49%) of commitments made by the operator of the Gahcho Kué Project is $139,600,240 at March 31, 2015.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The total commitments are as follows:

	2015	2016	Total
Gahcho Kué Project commitments	$103,067,530	$36,532,710	$139,600,240

8.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at March 31, 2015 is 158,966,333. There are no shares issued but not fully paid.

On March 31, 2015, the Company closed a Rights Offering for gross proceeds of approximately $95 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as February 27, 2015, received one right (a “Right”) for each share held. 5.69 Rights plus the sum of $4.00 (the “Subscription Price”) were required to subscribe for one share (“Rights Share”). The Rights expired on March 30, 2015 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Bottin (International) Investments Ltd. (“Bottin”) under which Bottin undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. Mr. Dermot Desmond, fully exercised his rights under the Offering and will be receiving, his previously agreed stand by fee of 3%. Mr. Dermot Desmond has requested his payment to be received in common shares of the Company at a price of $4.00 per common share, which is subject to shareholder approval at the Annual Special Meeting planned for June 16, 2015.

A total of 135,204,550 Rights were exercised by shareholders for 23,761,783 shares for gross proceeds of $95 million. The proceeds are being used to fund a US$75 million cost overrun facility (Note 12).

On October 16, 2014, Mountain Province closed a bought-deal private placement and non-brokered private placement for common shares for gross proceeds of $100,000,000. Mountain Province issued 20,000,000 common shares at a price of $5.00 per share. Transaction costs in the amount of $3,803,500 were paid in relation to the bought-deal private placement and other share issuance costs of $237,822 were incurred in connection with the private placements.

On June 28, 2014, Mountain Province closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. Mountain Province issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred which included 60,000 common shares at a price of $5.00 per share which were issued and other share issuance costs of $269,799.

On March 28, 2014, Mountain Province closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. Mountain Province issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the private placements and other share issuance costs of $150,775 were incurred in connection with the private placements.

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 15,896,633 shares, and as at March 31, 2015, there were 14,496,633 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	March 31, 2015		December 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	1,400,000	$5.08	1,200,000	$5.04
Granted during the period	-	-	200,000	5.29
Balance at end of the period	1,400,000	$5.08	1,400,000	$5.08
Options exercisable at the end of the period	1,400,000		1,350,000

No stock options were granted in the three month period ended March 31, 2015. The fair value of the 200,000 stock options granted during the year ended December 31, 2014 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

December 31,
2014
Exercise price	$5.29
Expected volatility	38.19%
Expected option life	2.70 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	1.21%

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at March 31, 2015.

At March 31, 2015
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
	$2,511,635	1,400,000	5.08

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

The weighted average remaining contractual life of the options outstanding at March 31, 2015 is 2.81 years (December 31, 2014 - 3.06 years).

The share-based payments expense of $4,211 (March 31, 2014 - $291,160) for the three months ended March 31, 2015 is recorded in consulting fees.

Subsequent to the quarter-end, as detailed in the table below, stock options were granted by the Board of Directors. The fair value of the stock options has been estimated on the date of the grant using the Black-Scholes option pricing model, using the assumptions below, and total $1,399,740. The expected volatility is calculated by reference to the weekly closing price of the Company’s publicly traded shares for a period that reflects the expected life of the options.

Date of grant	April 14, 2015
Number of options granted	885,000
Fair Value per option	$1.5816
Fair Value total for grant	$1,399,740
Term of option	5 years
Vesting	immediate
Assumptions:
Exercise price	$4.66
Expected volatility	37.76%
Expected option life (years)	5
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	0.73%

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Numerator
Net loss for the period	$(570,757)	$(1,225,856)

Denominator
For basic - weighted average number of shares outstanding	135,468,570	100,685,957
Effect of dilutive securities	-	-
For diluted - adjusted weighted average number of shares outstanding	135,468,570	100,685,957

Loss Per Share
Basic	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.01)

For the three months ended March 31, 2015, stock options totaling 1,400,000 (March 31, 2014 – 1,400,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

9.	LEASE COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2015	2016	2017	Total
Future minimum lease payments	$106,692	$142,256	$11,855	$260,803

10.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

The balances as at March 31, 2015 and December 31, 2014 were as follows:

	March 31,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Project	$1,539,400	$1,345,183
Payable to key management personnel	27,255	398,895

The transactions for the three months ended March 31, 2015 and 2014 were as follows:

		March 31,	March 31,
		2015	2014
The total of the transactions:
Bottin - Fee under Stand-by Agreement	8(ii)	$2,850,000	$-
Kennady Diamonds		22,500	22,500
Remuneration to key management personnel		243,206	576,581
Management fee charged by the operator of the Gahcho Kué Project		4,274,454	1,988,231

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2015 and 2014 were as follows:

	March 31	March 31,
	2015	2014
Consulting fees, director fees, bonus and other short-term benefits	$238,995	$285,421
Share-based payments	4,211	291,160
	$243,206	$576,581

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MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2015
In Canadian Dollars
(Unaudited)

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

11.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

12.	SUBSEQUENT EVENT

Subsequent to the quarter ended March 31, 2015, the Company has secured a term loan facility of US$370 million. The maximum term of the term loan facility is seven years and the interest rate is US dollar LIBOR plus 5.5 percent. The term loan facility has a fixed drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period. The Company has also arranged a US$75 million cost overrun facility funded by the proceeds of the Rights Offering.  On April 8, 2015 the Company deposited $93,345,000 into a restricted Cost Overrun account in 2435572 Ontario Inc., which was the equivalent amount of US$75 million on the day.

The Company has also executed, as required by the term loan facility, US dollar interest rate swaps and foreign currency forward strip contracts to manage interest rate risk and foreign exchange risk associated with the US dollar variable rate term loan facility.  The Company has entered into a US dollar floating-to-fixed Interest Rate Swaps (‘IRS’) at notional amounts which are designed to equal the outstanding principal balance based on the drawdown schedule up to a maximum of US$277 million. The IRS is designed to fix the interest rate on 75% of the outstanding principal of the balance of the loans as required by the term loan facility.  The IRS is effective from April 9, 2015 and terminates on March 31, 2020 (5 years).  The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.  The Company has executed foreign currency forward strip contracts to buy Canadian dollars and sell US dollars from April 9, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1. The foreign currency forward strip contracts were designed to cover 75% of the Company’s capital expenditures for the project from April 9, 2015 to February 1, 2017.  The interest rate swaps and forward strip contracts are secured on an equal basis with the term loan facility and documented in the form of International Swaps Derivatives Association Master agreements.

Drawdowns under the term loan facility are subject to customary terms and conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. A cost to complete shortfall will exist when available resources (remaining amount of term loan facility), are less than the projected project costs, in this case a cost overrun has occurred. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default will occur, and the lenders will approve drawdown. If the available resources plus the Cost Overrun Reserve Account are insufficient, additional funding will be required.

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